September 26, 2025

Fareed Aljawhari
Chief Executive Officer
Micropolis Holding Company
Warehouse 1, Dar Alkhaleej Building
Dubai Production City, Dubai, UAE

       Re: Micropolis Holding Company
           Registration Statement on Form F-1
           Filed September 22, 2025
           File No. 333-290424
Dear Fareed Aljawhari:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kristin Baldwin at 202-551-7172 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing